This Amendment No. 1 supplements and amends the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on January 25, 1999 by Louisiana-Pacific Corporation, a Delaware corporation ("Parent"), and Striper Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ABT Building Products Corporation, a Delaware corporation (the "Company"), at a purchase price of $15.00 per Share, net to the seller in cash.

      Except as otherwise indicated herein, the information set forth in the Statement remains unchanged, and each capitalized term used herein and not defined herein has the meaning ascribed to such term in the Statement.

Item 9. Financial Statements of Certain Bidders.

      The response to Item 9 is hereby amended and supplemented by adding the following:

      On January 27, 1999, Parent issued a press release in which it disclosed the results of operations data for the three months and year ended December 31, 1998 set forth below. Such data should be read in conjunction with the reports and other documents filed by Parent with the Commission, including the financial information (and any related notes) contained therein. Such reports and other documents should be available for inspection and copies should be obtainable from the offices of the Commission in the same manner as set forth under "Available Information" in Section 8 of the Offer to Purchase.

                          Louisiana-Pacific Corporation
                      Selected Consolidated Financial Data
                     (in millions, except per share amounts)

                                           Three Months Ended        Year Ended
                                                December 31,         December 31,
                                           --------------------  --------------------
                                              1998       1997      1998        1997
                                              ----       ----      ----        ----
Operating data (1):
  Net sales............................      $519.3     $595.1   $2,297.1   $2,402.5
  Gross profit (loss)(2)...............         3.2      (31.4)      74.6      (88.5)
  Interest, net........................         2.5       (5.9)     (12.8)     (29)
  Provision (benefit) for income taxes.         6.5      (14.9)      15.8      (43.6)
  Income (loss)........................        15.9      (21.3)       2.0     (101.8)
Per common share data (1):
  Income (loss) per share
  Basic................................         $.15      $(.20)      $.02      $(.94)
  Diluted..............................          .15       (.20)       .02       (.94)
  Cash dividends per share.............          .14        .14        .56        .56

----------

(1) In the fourth quarter of 1998, Parent recorded a $16 million gain ($10 million, or $.09 per share, after taxes) on a recovery from an insurance company for siding matters.

(2) Gross profit is income before settlements, charges and unusual items, income taxes, minority interest, and interest.

Item 10. Additional Information.

      The response to Item 10 is hereby amended and supplemented by adding the following:

      (c) The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer was terminated on February 5, 1999.


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

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Dated:  February 8, 1999
                                    STRIPER ACQUISITION, INC.



                                    By:/s/ Mark A. Suwyn
                                       -----------------------------------------
                                       Name:  Mark A. Suwyn
                                       Title: President


                                    LOUISIANA-PACIFIC CORPORATION



                                    By:/s/ Gary C. Wilkerson
                                       -----------------------------------------
                                       Name:  Gary C. Wilkerson
                                       Title: Vice President and General Counsel


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